UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 15 November 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)                                 Chief Executive’s statement;

(b)                                 Business review; and

(c)                                 Half-year unaudited condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone for the six months ended 30 September 2011 (the ‘half-year financial report’). This document does not update or restate any of the financial information set forth in the half-year financial report.

This document should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2011, in particular the following sections:

•                  the information contained under “Key performance indicators” on page 13;

•                  the information contained under “Operating results” on pages 34 to 43;

•                  the information contained under “Liquidity and capital resources” on pages 48 to 51; and

•                  the consolidated financial statements on pages 80 to 124.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Financial review

Group

Group revenue was up 4.1% to £23.5 billion, or 2.2%(*) on an organic basis. Organic service revenue growth was 1.4%(*) for the first half of the financial year, and 1.3%(*) in Q2. Excluding the impact of mobile termination rate (‘MTR’) cuts, service revenue growth was 3.8%(*). Our overall performance reflects continued strong demand for data services and further voice penetration growth in emerging markets, offset by regulatory changes and voice price deflation driven by ongoing competitive pressures.

Group adjusted EBITDA was up 2.3% to £7.5 billion. The adjusted EBITDA margin was down 0.6 percentage points year-on-year, as expected. The fall in the margin was primarily driven by our re-pricing in Spain and our performance in Australia, partially offset by good cost control.

Adjusted operating profit was £6.0 billion (H1 2010: £6.1 billion). On an organic basis, including adjusting for the disposal of SFR, adjusted operating profit was up 4.4%(*) year-on-year, driven by the growth in adjusted EBITDA and the continued strong performance from Verizon Wireless.

Reported earnings per share was 13.06 pence, boosted by the profit on disposal of our 44% stake in SFR. Adjusted earnings per share was 7.75 pence, a decline of 11.5% year-on-year, reflecting the loss of our share of SFR’s profits, the loss of interest income from investment disposals and mark-to-market items charged through finance costs.

Free cash flow for the first half of the financial year was £2.6 billion (H1 2010: £3.5 billion). The year-on-year decline is the result of timing differences on working capital and capex compared to the equivalent period last year. Capex for the period was £2.6 billion (H1 2010: £2.4 billion). Net debt at 30 September 2011 was £26.2 billion. The reduction in net debt since 31 March 2011 has been driven by underlying cash generation and the £6.8 billion consideration from the SFR disposal, offset by £1.8 billion of share buybacks as well as equity dividend payments.

The Board has agreed an interim dividend of 3.05 pence per share, an increase of 7.0% year-on-year, in line with our dividend per share growth target of at least 7% per annum until March 2013. In addition, in July the Group announced its intention to pay a special dividend of 4.0 pence per share, with the same timetable as the interim dividend, to reflect the receipt of a dividend from Verizon Wireless.

Europe

In Europe, service revenue was down 1.3%(*) in H1, with a marginally better performance in Q2 than in Q1.

In northern Europe, service revenue growth in Q2 improved in the UK (+2.5%(*)) and the Netherlands (+4.2%(*)), and remained steady in Germany (+0.1%(*)).

In southern Europe, Spain showed a sequential improvement in its service revenue trend to -9.3%(*) (Q1 -9.9%(*)), as our price reductions led to early signs of improvement in our commercial performance. Growth in Italy deteriorated from -1.5%(*) in Q1 to -3.0%(*) in Q2, reflecting a decline in consumer confidence and an incremental impact of 0.4 percentage points from MTR cuts. Turkey continued to grow strongly in Q2 (+24.0%(*)).

Europe adjusted EBITDA was flat year-on-year at £5.6 billion, with the adjusted EBITDA margin down 1.0 percentage point. This decline was almost entirely driven by a 6.1 percentage point margin decline in Spain as a result of price reductions and the macroeconomic environment.

Africa, Middle East and Asia Pacific (‘AMAP’)

AMAP service revenue was up 8.4%(*) in H1, with a slight slowdown in Q2 compared to Q1. In India, service revenue growth was 20.1%(*) in Q2, reflecting improving underlying growth boosted by new SMS termination charges in the Indian market. Growth at Vodacom slowed slightly to +6.7%(*) in Q2. In Australia, service revenue fell by 8.1%(*) in Q2 (Q1 -3.6%(*)), as the network and customer service issues experienced in the Group’s prior financial year had a negative impact on customer perception.

CHIEF EXECUTIVE’S STATEMENT

AMAP adjusted EBITDA was up 3.6%, with the adjusted EBITDA margin falling 1.0 percentage point. The biggest impact came in Australia (down 5.1 percentage points). The margin in India fell slightly despite strong top line growth as a result of rising commercial costs and the dilutive impact of SMS termination.

Verizon Wireless

Verizon Wireless, our US associate, achieved organic service revenue growth of 7.1%(*) in H1 and 6.4%(*) in Q2. Our share of profits from Verizon Wireless totalled £2.5 billion, up 11.1%(*) year-on-year. Verizon Wireless’ net debt fell from US$9.6 billion at 31 March 2011 to US$3.1 billion at 30 September 2011. In July, Verizon Wireless announced its intention to pay a dividend of US$10.0 billion to its shareholders in January 2012. Vodafone’s share of this dividend is US$4.5 billion (£2.8 billion).

Strategy progress

There are four main elements to the strategy to build a more valuable Vodafone announced in November 2010:

1.            Focus on key areas of growth potential;

2.            Deliver value and efficiency from scale;

3.            Generate liquidity or free cash flow from non-controlled interests; and

4.            Apply rigorous capital discipline to investment decisions.

We have made further progress on each of these over the course of the first half of the financial year.

1)           Focus on key areas of growth potential

Mobile data: data revenue was up 23.8%(*) year-on-year to £3.1 billion, and now represents 14% of Group service revenue. Data represents the single biggest opportunity to Vodafone and the industry over the next few years, and we intend to continue to be at the forefront of stimulating data adoption among our customers.

We have increased smartphone penetration in our European customer base to 21.7%, by broadening our range of handsets and marketing attractive commercial propositions. 58.7% of these customers now have a data allowance included within their tariff plan. Pricing is becoming increasingly important in preventing the substitution of voice and SMS usage with data usage and ensuring that increased data traffic is properly reflected in our revenue. To this end, we have focused on migrating customers to integrated voice, SMS and data bundles that insulate our revenue from changing customer behaviour and capture future growth in data usage. At the end of H1, 24% of consumer contract customers in our five largest European markets were on integrated tariffs.

We have also continued to make significant network investments to improve data coverage, speed and reliability. Our launch of LTE services in Germany has been an early success, with over 50,000 customers using the service and giving very positive feedback. During the period we acquired spectrum in Spain and were awarded spectrum in Italy to ensure we have the best possible portfolio of spectrum across a range of frequencies to deliver the ongoing enhancement in performance that customers will expect.

Enterprise: enterprise revenue across the Group was up 2.6%(*) year-on-year in H1. In Europe, enterprise represents 30% of service revenue. We are seeing a number of trends in the enterprise business – such as the increasing focus on mobility, the move towards converged services, the growth in the tablet market and companies’ desire to consolidate their supplier bases – that play to our strengths. We are successfully addressing the full breadth of the market: within Vodafone Global Enterprise, which manages the largest multi-national accounts, revenue was up 7%(*); and at the SME and SoHo level, Vodafone One Net continues to be rolled out across our footprint offering customers a cost effective and simple converged mobile and fixed service.

Emerging markets: the Group has an attractive level of exposure to emerging markets, where mobile voice penetration is lower and GDP growth is higher than in the more mature markets of western Europe. In addition, the lack of fixed line infrastructure in many emerging markets means that mobile operators are likely to be the primary providers of internet connectivity. Our key emerging markets operations all continued to achieve strong service revenue growth, with India +18.4%(*), Vodacom +7.3%(*) and Turkey +27.9%(*).

CHIEF EXECUTIVE’S STATEMENT

In addition, we see the potential for data adoption to accelerate. The number of customers using Opera Mini, a web browser that significantly improves the experience for customers using data over 2G networks, has reached 13.7 million, up 98% year-on-year. This demonstrates the strong underlying demand for data services, which we expect to translate into strong service revenue growth as customers migrate to faster 3G platforms.

Total communications: fixed revenue across the Group was up 6.1%(*) year-on-year in the first half of the financial year. We continue to develop our fixed line capabilities to meet our customers’ total communications needs beyond mobile connectivity, in both the consumer and enterprise markets.

In the enterprise market we have made significant progress in the development of converged services, giving us an attractive opportunity to grow our share of companies’ total telecoms spend: Fixed revenue within enterprise was up 19.2%(*). In the consumer market, we have shown continued good growth in Italy, while in Germany we are developing new services, such as Vodafone TV, to make our overall domestic connectivity package more competitive.

New services: we see significant potential for profitable growth from new services, driven by two key factors – the increasing level of intelligence in our own network and the introduction of connectivity between appliances as well as people, allowed by very high levels of mobile coverage.

During the period we launched “charge to bill” services across a number of European markets and on a range of mobile operating systems. Using this platform, customers can charge purchases from online applications stores to their Vodafone mobile phone accounts, making it much easier for users to make purchases. The initial results have been very encouraging and we will continue to roll out the service over the coming months.

Machine-to-machine (‘M2M’) revenue grew strongly, with regulation in the utilities sector and the increasing use of tracking and telemetry in the automotive sector being key drivers.

2)           Deliver value and efficiency from scale

The scale and composition of the Group has enabled us to increase efficiency and achieve favourable relative cost positions in many markets. We aim to continue to generate savings from technology standardisation, off-shoring, outsourcing, platform sharing and Group purchasing. During the first half of the financial year we commenced working with Verizon Communications to identify procurement savings opportunities across a wide range of common suppliers.

3)           Generate liquidity or free cash flow from non-controlled interests

During the first half of the financial year, we completed the sale of our 44% interest in SFR, the number two mobile operator in France, to Vivendi, the majority shareholder, for £6.8 billion. We have committed £4.0 billion of the proceeds to a share buyback programme. We also announced the sale of our 24.4% stake in Polkomtel, the Polish operator, for £0.8 billion.

In July, Verizon Wireless announced its intention to pay a dividend of US$10.0 billion in January 2012. Vodafone’s share of this dividend is US$4.5 billion (£2.8 billion), out of which we intend to pay a special dividend of 4.0 pence per share to Vodafone shareholders at the same time as the interim dividend in February 2012.

4)           Apply rigorous capital discipline to investment decisions

We continue to adhere to strict capital discipline in our investment decisions. We apply rigorous commercial analysis and demanding hurdle rates to ensure that any investment or corporate activity will enhance shareholder returns. Maintaining our target credit rating of a low single A provides the Group with a low cost of debt and good access to liquidity. We will continue to undertake regular reviews of Vodafone’s entire portfolio to make sure we are maximising the return on the capital employed across the Group.

Outlook and guidance(1)

CHIEF EXECUTIVE’S STATEMENT

Progress against our strategic and financial objectives in the first half of the financial year has been good. Although the macroeconomic outlook is uncertain, we are confident that we can continue to execute successfully in the second half of the financial year.

We now expect adjusted operating profit for the full year to be in the range of £11.4 – £11.8 billion, the upper half of the range indicated in May 2011. We continue to expect free cash flow to be in the range of £6.0 – £6.5 billion, excluding the £2.8 billion dividend due from Verizon Wireless in January 2012.

(1)   See ‘Guidance’ on page 8.

GROUP FINANCIAL HIGHLIGHTS

		Six months ended 30 September
		2011	2010	% change
	Page	£m	£m	Reported	Organic
Financial information(1)
Revenue	29	23,520	22,603	4.1	2.2
Operating profit	29	8,999	5,213	72.6
Profit before taxation	29	8,011	8,240	(2.8)
Profit for the financial period	29	6,644	7,504	(11.5)
Basic earnings per share (pence)	29	13.06p	14.31p	(8.7)
Capital expenditure	43	2,618	2,435	7.5
Cash generated by operations	20	7,069	7,331	(3.6)

Performance reporting(1)(2)
Group adjusted EBITDA	9	7,532	7,363	2.3	–
Group adjusted EBITDA margin		32.0%	32.6%	(0.6pp)	(0.7pp)
Adjusted operating profit	9, 45	6,035	6,069	(0.6)	4.4
Adjusted profit attributable to equity shareholders	11, 45	3,962	4,616	(14.2)
Adjusted earnings per share (pence)	11, 45	7.75p	8.76p	(11.5)
Free cash flow(3)	20	2,616	3,489	(25.0)
Net debt	20, 21	26,247	30,457	(13.8)

Notes:

(1)     Amounts presented at 30 September or for the six month period then ended.

(2)     See page 40 for “Use of non-GAAP financial information” and page 47 for “Definitions of terms”.

(3)     All references to free cash flow are to amounts before licence and spectrum payments.

GUIDANCE

Please see page 40 for “Use of non-GAAP financial information”, page 47 for “Definition of terms” and page 48 for “Forward-looking statements”.

2012 financial year guidance	Original guidance 2012 financial year £bn	Updated guidance 2012 financial year £bn

Adjusted operating profit	11.0 – 11.8	11.4 – 11.8

Free cash flow	6.0 – 6.5	6.0 – 6.5

Assumptions

Guidance for the 2012 financial year is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.60. It excludes the impact of licence and spectrum purchases, the £2.8 billion dividend due from Verizon Wireless, material one-off tax related payments and restructuring costs, and assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit and free cash flow by approximately £50 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

FINANCIAL RESULTS

Group(1)

		Africa, Middle East and Asia	Non- Controlled Interests and Common		Six months ended 30 September
	Europe	Pacific	Functions(2)	Eliminations	2011	2010	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Voice revenue	8,652	4,561	147	–	13,360	13,788
Messaging revenue	2,168	474	30	–	2,672	2,482
Data revenue	2,286	757	19	–	3,062	2,411
Fixed line revenue	1,589	213	–	–	1,802	1,646
Other service revenue	642	371	11	(26)	998	902
Service revenue	15,337	6,376	207	(26)	21,894	21,229	3.1	1.4
Other revenue	999	532	99	(4)	1,626	1,374
Revenue	16,336	6,908	306	(30)	23,520	22,603	4.1	2.2
Direct costs	(3,889)	(1,799)	(38)	26	(5,700)	(5,681)
Customer costs	(4,985)	(1,709)	(207)	–	(6,901)	(6,260)
Operating expenses	(1,907)	(1,399)	(85)	4	(3,387)	(3,299)
Adjusted EBITDA	5,555	2,001	(24)	–	7,532	7,363	2.3	–
Depreciation and amortisation:
Acquired intangibles	(56)	(406)	(2)	–	(464)	(577)
Purchased licences	(573)	(101)	–	–	(674)	(563)
Other	(1,969)	(887)	(24)	–	(2,880)	(2,808)
Share of result in associates	2	11	2,508	–	2,521	2,654
Adjusted operating profit	2,959	618	2,458	–	6,035	6,069	(0.6)	4.4
Impairment loss					(450)	(800)
Other income and (expense)(3)					3,414	(56)
Operating profit					8,999	5,213
Non-operating (expense)/income(4)					(161)	2,389
Net (financing costs)/investment income					(827)	638
Income tax expense					(1,367)	(736)
Profit for the financial period					6,644	7,504

Notes:

(1)     Current period results reflect average foreign exchange rates of £1:€1.14 and £1:US$1.62.

(2)     Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

(3)     Other income and expense for the six months ended 30 September 2011 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR. Other income and expense for the six months ended 30 September 2010 included £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(4)     Non-operating (expense)/income for the six months ended 30 September 2010 includes £2,388 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.

FINANCIAL RESULTS

Revenue

Group revenue was up 4.1% to £23.5 billion, with service revenue of £21.9 billion, an increase of 1.4%(*) on an organic basis. Our overall performance reflects continued strong demand for data services and further voice penetration growth in emerging markets, offset by regulatory changes and voice price deflation driven by ongoing competitive pressures.

AMAP service revenue was up by 8.4%(*), with a strong performance in India and continued growth in Vodacom, Ghana and Qatar.

In Europe, service revenue was down by 1.3%(*) reflecting reductions in most markets offset by growth in the UK, the Netherlands and Turkey.

Adjusted EBITDA and profit

Group adjusted EBITDA was up by 2.3% to £7.5 billion, driven by strong revenue growth partially offset by higher customer investment due to increased smartphone penetration.

Adjusted operating profit was stable at £6.0 billion.

Operating profit increased by 72.6% to £9.0 billion, primarily due to the gain on disposal of the Group’s 44% interest in SFR and lower impairment losses compared to the six months ended 30 September 2010.

An impairment loss of £450 million was recorded in relation to Vodafone Greece, primarily resulting from lower projected cash flows within business plans and an increase in discount rates.

Net (financing costs)/investment income

	Six months ended 30 September
	2011	2010
	£m	£m
Investment income	226	1,402
Financing costs	(1,053)	(764)
Net (financing costs)/investment income	(827)	638
Analysed as:
Net financing costs before income from investments	(867)	(594)
Potential interest charges arising on settlement of outstanding tax issues(1)	(36)	(47)
Income from investments	10	201
	(893)	(440)
Foreign exchange(2)	66	228
Equity put rights and similar arrangements(3)	–	(22)
Interest related to the settlement of tax cases	–	872
	(827)	638

Notes:

(1)     Excluding interest credits related to a tax case settlement.

(2)   Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange rate differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(3)     Includes foreign exchange rate movements, accretion expense and fair value charges. Further details of these options are provided on page 23.

Net financing costs before income from investments increased from £594 million to £867 million, primarily due to mark-to-market movements on interest rate swaps and futures. Income from investments decreased by £191 million as a result of the disposal of the Group’s 3.2% interest in China Mobile Limited and the Group’s interests in SoftBank during the 2011 financial year.

FINANCIAL RESULTS

Taxation

The effective tax rate for the six months ended 30 September 2011 was 17.1% compared to 8.9% in the same period last year, with the difference primarily due to the impact of the resolution of long-standing tax issues in the six months ended 30 September 2010.

Earnings per share

Adjusted earnings per share was 7.75 pence, a decline of 11.5% year-on-year, reflecting the loss of our share of SFR’s profits, the loss of interest income from investment disposals and mark-to-market items charged through finance costs, partially offset by a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share was 13.06 pence (H1 2010: 14.31 pence), reflecting the profit on disposal of our 44% interest in SFR and the impairment in relation to Vodafone Greece, which are excluded from adjusted earnings per share.

	Six months ended 30 September
	2011	2010
	£m	£m
Profit attributable to equity shareholders	6,679	7,542
Pre-tax adjustments:
Impairment loss	450	800
Other income and expense(1)	(3,414)	56
Non-operating income and expense(2)	161	(2,389)
Investment income and financing costs(3)	(66)	(1,078)
	(2,869)	(2,611)
Taxation	170	(315)
Non-controlling interests	(18)	–
Adjusted profit attributable to equity shareholders	3,962	4,616
	Million	Million
Weighted average number of shares outstanding – basic	51,132	52,701
Weighted average number of shares outstanding – diluted	51,427	52,984

Notes:

(1)     Other income and expense for the six months ended 30 September 2011 includes a £3,419 million gain on disposal of the Group’s 44% interest in SFR. The six months ended 30 September 2010 includes £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(2)     Non-operating income and expense for the six months ended 30 September 2010 includes £2,388 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.

(3)     See notes 2 and 3 in “Net (financing costs)/investment income” on page 10.

FINANCIAL RESULTS

Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
30 September 2011
Voice revenue	1,633	1,595	1,560	1,201	2,663	–	8,652
Messaging revenue	440	443	156	609	520	–	2,168
Data revenue	748	354	310	432	442	–	2,286
Fixed line revenue	932	317	165	22	153	–	1,589
Other service revenue	126	74	112	212	267	(149)	642
Service revenue	3,879	2,783	2,303	2,476	4,045	(149)	15,337	1.6	(1.3)
Other revenue	223	122	208	188	259	(1)	999
Revenue	4,102	2,905	2,511	2,664	4,304	(150)	16,336	2.8	(0.2)
Direct costs	(894)	(664)	(527)	(753)	(1,200)	149	(3,889)
Customer costs	(1,199)	(590)	(1,043)	(993)	(1,161)	1	(4,985)
Operating expenses	(457)	(289)	(260)	(285)	(616)	–	(1,907)
Adjusted EBITDA	1,552	1,362	681	633	1,327	–	5,555	–	(3.5)
Depreciation and amortisation:
Acquired intangibles	–	–	–	–	(56)	–	(56)
Purchased licences	(274)	(54)	(4)	(166)	(75)	–	(573)
Other	(447)	(332)	(316)	(282)	(592)	–	(1,969)
Share of result in associates	–	–	–	–	2	–	2
Adjusted operating profit	831	976	361	185	606	–	2,959	(3.3)	(7.3)
Adjusted EBITDA margin	37.8%	46.9%	27.1%	23.8%	30.8%		34.0%
30 September 2010
Voice revenue	1,784	1,685	1,738	1,279	2,716	–	9,202
Messaging revenue	382	414	177	555	468	–	1,996
Data revenue	584	286	265	359	349	–	1,843
Fixed line revenue	892	271	157	16	120	–	1,456
Other service revenue	68	71	103	216	283	(148)	593
Service revenue	3,710	2,727	2,440	2,425	3,936	(148)	15,090
Other revenue	149	125	174	168	186	(2)	800
Revenue	3,859	2,852	2,614	2,593	4,122	(150)	15,890
Direct costs	(931)	(656)	(549)	(780)	(1,189)	148	(3,957)
Customer costs	(1,052)	(533)	(930)	(949)	(1,069)	2	(4,531)
Operating expenses	(405)	(307)	(267)	(265)	(603)	–	(1,847)
Adjusted EBITDA	1,471	1,356	868	599	1,261	–	5,555
Depreciation and amortisation:
Acquired intangibles	–	–	–	–	(70)	–	(70)
Purchased licences	(216)	(50)	(3)	(166)	(67)	–	(502)
Other	(437)	(302)	(310)	(295)	(578)	–	(1,922)
Share of result in associates	–	–	–	(1)	–	–	(1)
Adjusted operating profit	818	1,004	555	137	546	–	3,060
Adjusted EBITDA margin	38.1%	47.5%	33.2%	23.1%	30.6%		35.0%
Change at constant exchange rates	%	%	%	%	%
Voice revenue	(12.3)	(9.4)	(14.1)	(6.1)	(3.0)
Messaging revenue	10.2	2.5	(15.4)	9.7	9.3
Data revenue	22.7	18.8	12.1	20.4	23.1
Fixed line revenue	0.1	12.2	0.7	37.5	25.0
Other service revenue	78.8	(1.0)	4.5	(1.9)	(7.8)
Service revenue	0.2	(2.3)	(9.6)	2.1	1.3
Other revenue	43.1	(5.2)	14.6	11.9	33.3
Revenue	1.8	(2.4)	(8.0)	2.7	2.8
Direct costs	(8.2)	(3.1)	(8.0)	(3.5)	0.8
Customer costs	9.2	6.2	7.5	4.6	7.1
Operating expenses	8.3	(9.7)	(6.8)	7.5	1.5
Adjusted EBITDA	1.1	(3.7)	(24.9)	5.6	1.7
Depreciation and amortisation:
Acquired intangibles	–	–	–	–	(18.8)
Purchased licences	21.2	1.9	–	–	10.3
Other	(2.0)	6.1	(2.2)	(4.4)	0.2
Share of result in associates	–	–	–	(100.0)	–
Adjusted operating profit	(2.8)	(6.9)	(37.7)	35.0	5.2
Adjusted EBITDA margin movement (pps)	(0.3)	(0.6)	(6.1)	0.7	(0.4)

FINANCIAL RESULTS

Revenue increased by 2.8% including a 2.9 percentage point impact from favourable foreign exchange rate movements. On an organic basis service revenue declined by 1.3%(*) reflecting reductions in most markets offset by growth in the UK, the Netherlands and Turkey. The decline was primarily driven by the impact of MTR reductions, competitive pricing pressures and continued economic weakness leading to lower voice revenue, partially offset by growth in data revenue.

Adjusted EBITDA was stable, benefiting from a 3.6 percentage point impact from favourable foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by 3.5%(*), resulting from higher customer investment, driven by the increased penetration of smartphones, and a reduction in service revenue in most markets, partially offset by operating cost efficiencies.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%
Revenue - Europe	(0.2)	0.1	2.9	2.8
Service revenue
Germany	0.2	–	4.4	4.6
Italy	(2.3)	–	4.4	2.1
Spain	(9.6)	–	4.0	(5.6)
UK	2.1	–	–	2.1
Other Europe	1.3	–	1.5	2.8
Europe	(1.3)	–	2.9	1.6
Adjusted EBITDA
Germany	1.1	–	4.4	5.5
Italy	(3.7)	–	4.1	0.4
Spain	(24.9)	–	3.4	(21.5)
UK	5.6	–	–	5.6
Other Europe	1.9	(0.2)	3.5	5.2
Europe	(3.5)	(0.1)	3.6	–
Adjusted operating profit
Germany	(2.8)	–	4.4	1.6
Italy	(6.9)	–	4.1	(2.8)
Spain	(37.7)	–	2.7	(35.0)
UK	35.0	–	–	35.0
Other Europe	5.9	(0.7)	5.8	11.0
Europe	(7.3)	(0.1)	4.1	(3.3)

Germany

Service revenue was stable on an organic basis as strong data and enterprise revenue growth was offset by the impact of an MTR cut effective from 1 December 2010. Data revenue increased by 22.7%(*) driven by the increased penetration of smartphones and Superflat Internet tariffs. Enterprise revenue grew by 4.7%(*) driven by significant customer wins and the success of converged service offerings.

Adjusted EBITDA increased by 1.1%(*) driven by the revenue trends mentioned above. The adjusted EBITDA margin reduced by 0.3 percentage points reflecting investment in customer acquisition and retention.

The roll out of LTE has continued, following the launch of services in the 2011 financial year, with 52,000 LTE customers at 30 September 2011.

Italy

Service revenue declined by 2.3%(*) as a result of weak macro economic conditions, intense competition and the impact of an MTR cut effective from 1 July 2011. In September 2011 prepaid tariffs were refreshed with the launch of new integrated tariffs. Fixed line revenue grew by 12.2%(*) as a result of strong customer additions. Data revenue increased by 18.8%(*) resulting from a higher penetration of smartphones and strong mobile internet. Enterprise revenue grew by 6.4%(*) driven by growth in the customer base and the success of Vodafone One Net, which enables customers to combine their fixed and mobile communications into a single service with one number.

Adjusted EBITDA decreased by 3.7%(*). The adjusted EBITDA margin fell by 0.6 percentage points, with the impact of the decline in mobile voice revenue and the growth in lower margin fixed line business partially offset by operating cost efficiencies including site sharing agreements and the ongoing move to a single radio access network (‘RAN’).

FINANCIAL RESULTS

Spain

Service revenue declined by 9.6%(*), impacted by continued intense competition, general economic weakness and high unemployment, which have driven customers to reduce or optimise their spend on tariffs. The decline in Q2 improved by 0.6 percentage points compared to Q1. Data revenue increased by 12.1%(*), benefiting from the penetration of integrated voice and data tariffs launched in April 2011 and strong growth in mobile internet. Improvements were seen in fixed line revenue which increased by 4.2%(*) in Q2, resulting from a competitive proposition leading to good customer additions. Mobile customer net additions were strong, arising from mobile number portability net gains, as a result of our more competitive tariffs introduced in Q1, and a focus on improving the retention of higher-value customers.

Adjusted EBITDA declined by 24.9%(*), with a 6.1 percentage point fall in the adjusted EBITDA margin, due to the lower revenue and higher acquisition and retention costs resulting from the increased penetration of smartphones, partially offset by operating cost efficiencies.

UK

Service revenue grew by 2.1%(*) driven by an increase in enterprise and data revenue as well as good net customer additions and some price increases in consumer contract and prepaid. Growth was impacted by an MTR cut effective from 1 April 2011. The increase in enterprise revenue was driven by the success of integrated offerings and strong data roaming. Data revenue grew by 20.4%(*) resulting from the higher penetration of smartphones with a high percentage being sold with data bundles.

Adjusted EBITDA increased by 5.6%(*), with a 0.7 percentage point improvement in the adjusted EBITDA margin, as a result of higher revenue partially offset by investment in customer acquisition and retention.

Other Europe

Service revenue increased by 1.3%(*) as growth in Albania, the Netherlands and Turkey more than offset a decline in the rest of the region, particularly in Greece, Portugal and Ireland which continued to be impacted by the challenging economic environment and competitive factors. Service revenue in Turkey grew by 27.9%(*), driven by strong growth in voice and data revenue resulting from a larger contract customer base and data campaigns. In the Netherlands service revenue increased by 2.3%(*), driven by an increase in the customer base and stronger roaming revenue, partially offset by a slow-down in messaging revenue growth rates and price competition.

Adjusted EBITDA grew by 1.9%(*), with strong growth in Turkey, driven by operating cost savings and improved management of customer acquisition costs, partially offset by declines in the majority of the other markets.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

	India	Vodacom	Other Africa, Middle East and Asia Pacific	Africa, Middle East and Asia Pacific	% change
	£m	£m	£m	£m	£	Organic
30 September 2011
Voice revenue	1,621	1,740	1,200	4,561
Messaging revenue	107	147	220	474
Data revenue	176	348	233	757
Fixed line revenue	6	108	99	213
Other service revenue	185	117	69	371
Service revenue	2,095	2,460	1,821	6,376	6.8	8.4
Other revenue	22	354	156	532
Revenue	2,117	2,814	1,977	6,908	7.2	8.6
Direct costs	(629)	(569)	(601)	(1,799)
Customer costs	(292)	(873)	(544)	(1,709)
Operating expenses	(661)	(438)	(300)	(1,399)
Adjusted EBITDA	535	934	532	2,001	3.6	5.3
Depreciation and amortisation:
Acquired intangibles	(172)	(209)	(25)	(406)
Purchased licences	(44)	(1)	(56)	(101)
Other	(328)	(254)	(305)	(887)
Share of result in associates	–	–	11	11
Adjusted operating (loss)/profit	(9)	470	157	618	10.0	12.4
Adjusted EBITDA margin	25.3%	33.2%	26.9%	29.0%
30 September 2010
Voice revenue	1,499	1,706	1,236	4,441
Messaging revenue	79	150	220	449
Data revenue	111	254	187	552
Fixed line revenue	3	101	86	190
Other service revenue	161	99	77	337
Service revenue	1,853	2,310	1,806	5,969
Other revenue	21	302	150	473
Revenue	1,874	2,612	1,956	6,442
Direct costs	(531)	(567)	(578)	(1,676)
Customer costs	(251)	(773)	(513)	(1,537)
Operating expenses	(604)	(406)	(287)	(1,297)
Adjusted EBITDA	488	866	578	1,932
Depreciation and amortisation:
Acquired intangibles	(180)	(291)	(29)	(500)
Purchased licences	–	–	(59)	(59)
Other	(302)	(231)	(306)	(839)
Share of result in associates	–	(1)	29	28
Adjusted operating profit	6	343	213	562
Adjusted EBITDA margin	26.0%	33.2%	29.6%	30.0%
Change at constant exchange rates
	%	%	%
Voice revenue	13.3	2.5	(2.0)
Messaging revenue	41.1	(2.1)	(6.1)
Data revenue	66.1	37.6	18.7
Fixed line revenue	114.4	14.2	17.4
Other service revenue	20.3	20.0	(13.6)
Service revenue	18.4	7.3	0.1
Other revenue	6.5	17.0	1.7
Revenue	18.3	8.4	0.2
Direct costs	24.4	2.0	3.5
Customer costs	21.4	13.5	1.3
Operating expenses	14.5	8.1	5.0
Adjusted EBITDA	14.8	8.1	(6.6)
Depreciation and amortisation:
Acquired intangibles	–	(28.2)	(21.9)
Purchased licences	100.0	100.0	–
Other	13.5	10.9	(0.3)
Share of result in associates	–	–	(56.9)
Adjusted operating profit	nm	37.3	(22.4)
Adjusted EBITDA margin movement (pps)	(0.7)	(0.1)	(2.0)

FINANCIAL RESULTS

Revenue grew by 7.2% including a 1.4 percentage point adverse impact from foreign exchange rate movements. On an organic basis service revenue grew by 8.4%(*) driven by customer and data growth, partially offset by the impact of MTR reductions. Growth was driven by a strong performance in India, Qatar and Ghana, continued growth from Vodacom and a return to growth in Egypt in Q2.

Adjusted EBITDA grew by 3.6% after a 1.7 percentage point adverse impact from foreign exchange rate movements. On an organic basis adjusted EBITDA grew by 5.3%(*) driven primarily by strong growth in India and Vodacom, as well as improved contributions from Qatar, Ghana and New Zealand offset in part by declining adjusted EBITDA margins in Egypt and the impact of network and customer service issues in Australia.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Africa, Middle East and Asia Pacific	8.6	–	(1.4)	7.2

Service revenue
India	18.4	–	(5.3)	13.1
Vodacom	7.3	–	(0.8)	6.5
Other Africa, Middle East and Asia Pacific	0.1	–	0.7	0.8
Africa, Middle East and Asia Pacific	8.4	–	(1.6)	6.8

Adjusted EBITDA
India	14.8	–	(5.2)	9.6
Vodacom	8.1	–	(0.2)	7.9
Other Africa, Middle East and Asia Pacific	(6.6)	–	(1.4)	(8.0)
Africa, Middle East and Asia Pacific	5.3	–	(1.7)	3.6

Adjusted operating profit
India	nm	–	nm	nm
Vodacom	37.3	–	(0.3)	37.0
Other Africa, Middle East and Asia Pacific	(22.4)	–	(3.9)	(26.3)
Africa, Middle East and Asia Pacific	12.4	–	(2.4)	10.0

Note:

nm – Not meaningful.

India

Service revenue grew by 18.4%(*), driven by a 25.5% increase in the customer base, strong growth in incoming and outgoing voice minutes and 66.1%(*) growth in data revenue. Growth also benefited from operators starting to charge for SMS termination in Q2. At 30 September 2011 data customers totalled 27.5 million, a year-on-year increase of 142%. This was driven by an increase in data enabled handsets and the impact of successful marketing campaigns. Whilst the market remains highly competitive, the effective rate per minute is stabilising as operators increase headline voice tariffs and focus on promotional offers.

Following the launch of commercial 3G services in February 2011, 3G was available to Vodafone customers in 534 towns and cities across 20 circles at 30 September 2011.

Adjusted EBITDA grew by 14.8%(*) driven by the increase in revenue and economies of scale, partially offset by higher customer acquisition costs and increased interconnection costs.

Vodacom

Service revenue grew by 7.3%(*), primarily driven by South Africa where growth in data revenue was partially offset by the impact of an MTR cut effective from 1 March 2011. Despite intense competitive pricing pressure, data revenue increased by 37.6%(*), driven by the higher penetration of smartphones and data bundles.

Vodacom’s operations outside South Africa continued to improve, with strong service revenue growth of 19.5%(*), driven by customer net additions. M-Pesa continues to perform well in Tanzania with over 10 million users now registered. Trading conditions remain challenging in the Gateway operations.

Adjusted EBITDA increased by 8.1%(*), driven by service revenue growth.

FINANCIAL RESULTS

Other Africa, Middle East and Asia Pacific

Organic service revenue, which now includes Australia, was flat year-on-year. New Zealand’s service revenue growth was heavily impacted by MTR cuts effective from 6 May 2011. In Australia network and customer service issues experienced in the Group’s prior financial year adversely impacted on service revenue growth. In Egypt the economic environment remains challenging. Whilst Egypt service revenue was flat year-on-year in H1, growth in Q2 was 1.2%(*), driven by an increase in the customer base and improved data usage offsetting a decline in messaging and visitor revenue. In Qatar a 35.4% increase in customers resulted in service revenue growth of 48.1%(*) despite significant price competition in the market. Service revenue in Ghana grew by 32.5%(*), driven primarily by an increase in the customer base. Ghana launched its 3G network on 29 June 2011.

Adjusted EBITDA was down 6.6%(*), driven by the service revenue decline in Australia and the challenging economic and competitive environment in Egypt, partially offset by growth in Qatar, Ghana and New Zealand. Integration in Australia continues to progress, with synergies exceeding original expectations to date.

FINANCIAL RESULTS

Non-Controlled Interests and Common Functions

Verizon Wireless(1)(2)

	Six months ended 30 September
	2011	2010	% change
	£m	£m	£	Organic(3)

Service revenue	8,741	8,692	0.6	7.1
Revenue	9,728	9,372	3.8	10.5
Adjusted EBITDA	3,848	3,753	2.5	9.1
Interest	(108)	(134)	(19.4)
Tax(2)	(141)	(146)	(3.4)
Group’s share of result in Verizon Wireless	2,451	2,344	4.6	11.1

KPIs (100% basis)
Customers (’000)(4)	90,708	86,734
Average monthly ARPU (US$)(4)	58.5	57.0
Churn(4)	14.8%	16.5%
Messaging and data as a percentage of service revenue	36.4%	31.5%

Notes:

(1)          All amounts represent the Group’s share, based on its equity interest, unless otherwise stated.

(2)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

(3)          Organic growth rates include the impact of a non-cash revenue adjustment in the prior period which was recorded to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.1%, 9.6%, 6.9% and 7.7% respectively.

(4)          In order to align with the customer numbers reported externally by Verizon Wireless, customers have been restated to reflect retail customers only. Comparatives are presented on the revised basis.

In the United States Verizon Wireless reported 2.3 million net mobile retail customer additions during the six months ended 30 September 2011, bringing its closing mobile retail customer base to 90.7 million, up 4.6%.

Service revenue growth of 7.1%(*) was driven by the expanding customer base and robust growth in data ARPU driven by increased penetration of smartphones.

The adjusted EBITDA margin remained strong despite the competitive challenges and economic environment.  Efficiencies in operating expenses and lower direct costs were partly offset by a higher level of customer acquisition and retention costs reflecting the increased demand for smartphones.

Verizon Wireless’ net debt at 30 September 2011 totalled US$3.1 billion (31 March 2011: US$9.6 billion).

FINANCIAL POSITION

Statement of financial position

Non-current assets decreased from £134.2 billion at 31 March 2011 to £123.3 billion at 30 September 2011. The decrease of £2.1 billion in goodwill, £2.1 billion in other intangible assets and £1.6 billion in property, plant and equipment, primarily results from foreign exchange rate movements, classifying assets in relation to Polkomtel as ‘held for sale’ within current assets and a £450 million impairment loss in relation to Vodafone Greece. Other intangible assets were also impacted by amortisation charges partially offset by additions, mainly in computer software. Investments in associates decreased by £4.3 billion to £33.8 billion at 30 September 2011, primarily due to the disposal of the Group’s 44% interest in SFR.

Current assets increased from £17.0 billion at 31 March 2011 to £23.5 billion at 30 September 2011, primarily due to the £2.8 billion dividend declared by Verizon Wireless to be received in January 2012, the reclassification from non-current to current assets of the remaining £1.5 billion receivable in relation to the disposal of the Group’s interests in SoftBank and an increase in cash and cash equivalents of £0.7 billion as analysed in the consolidated statement of cash flows.

Non-current liabilities increased from £36.6 billion at 31 March 2011 to £37.8 billion at 30 September 2011 mainly due to the increase in long-term borrowings of £0.9 billion. Current liabilities decreased from £27.1 billion at 31 March 2011 to £23.7 billion at 30 September 2011 primarily due to a £3.1 billion decrease in short-term borrowings.

Total equity

Total equity shareholders’ funds decreased by £3.6 billion to £83.9 billion at 30 September 2011, primarily as a result of other comprehensive income for the period of £4.0 billion being more than offset by equity dividends of £3.1 billion, share repurchases of £2.7 billion and the acquisition of a non-controlling interest in Vodafone India of £2.0 billion.

Put options over non-controlling interests decreased by £2.1 billion to £0.7 billion at 30 September 2011, primarily as a result of the acquisition of a non-controlling interest in Vodafone India.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2011	2011	2010	2010
	£m	£m	£m	£m	%

Adjusted EBITDA		7,532		7,363	2.3
Working capital		(533)		(110)
Other		70		78
Cash generated by operations		7,069		7,331	(3.6)
Cash capital expenditure(1)		(3,349)		(2,677)
Capital expenditure	(2,618)		(2,435)
Working capital movement in respect of capital expenditure	(731)		(242)
Disposal of property, plant and equipment		42		15
Operating free cash flow		3,762		4,669	(19.4)
Taxation		(1,043)		(1,091)
Dividends received from associates and investments(2)		735		784
Dividends paid to non-controlling shareholders in subsidiaries		(199)		(234)
Interest received and paid		(639)		(639)
Free cash flow		2,616		3,489	(25.0)
Tax settlement		(100)		–
Licence and spectrum payments		(264)		(2,937)
Acquisitions and disposals(3)		6,674		(22)
Equity dividends paid		(3,102)		(2,976)
Purchase of treasury shares		(1,813)		(146)
Foreign exchange		135		825
Other(4)		(535)		4,626
Net debt decrease		3,611		2,859
Opening net debt		(29,858)		(33,316)
Closing net debt		(26,247)		(30,457)	(13.8)

Notes:

(1)          Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the period.

(2)          Dividends received from associates and investments for the six months ended 30 September 2011 includes £554 million (2010: £700 million) from the Group’s interest in Verizon Wireless and £178 million (2010: £nil) from the Group’s interest in SFR.

(3)          Acquisitions and disposals for the six months ended 30 September 2011 primarily includes £6,805 million proceeds from the sale of SFR  and excludes the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India.

(4)          Other for the six months ended 30 September 2011 primarily includes £2,301 million movement in the written put option in relation to India offset by the £2,588 million payment in relation to the purchase of non-controlling interests in Vodafone India. The six months ended 30 September 2010 includes £4,269 million in relation to the disposal of the Group’s 3.2% interest in China Mobile Limited.

Cash generated by operations decreased by 3.6% to £7.1 billion primarily driven by working capital movements.

Free cash flow decreased by 25.0% to £2.6 billion primarily due to timing differences on both working capital movements and capital expenditure. Cash capital expenditure increased by £0.7 billion, driven by a reduction in capital creditors and increased investment, particularly in India and Vodacom.

Payments for taxation decreased by 4.4% to £1.0 billion primarily due to the timing of tax payments in Italy and lower tax payments in the US.

Dividends received from associates and investments were stable at £0.7 billion, as were net interest payments at £0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	30 September	31 March
	2011	2011
	£m	£m
Cash and cash equivalents(1)	6,975	6,252

Short-term borrowings
Bonds	(1,801)	(2,470)
Commercial paper(2)	(1,598)	(1,660)
Put options over non-controlling interests	(758)	(3,113)
Bank loans	(1,837)	(2,070)
Other short-term borrowings(1)	(836)	(593)
	(6,830)	(9,906)

Long-term borrowings
Put options over non-controlling interests	(69)	(78)
Bonds, loans and other long-term borrowings	(29,210)	(28,297)
	(29,279)	(28,375)

Other financial instruments(3)	2,945	2,171
Net debt associated with held for sale assets	(58)	–
Net debt	(26,247)	(29,858)

Notes:

(1)              At 30 September 2011 the amount includes £821 million (31 March 2011: £531 million) in relation to cash received under collateral support agreements.

(2)              At 30 September 2011 US$817 million was drawn under the US commercial paper programme; €1,023 million and US$306 million were drawn under the euro commercial paper programme.

(3)              Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2011: £2,624 million; 31 March 2011: £2,045 million) and trade and other payables (30 September 2011: £423 million; 31 March 2011: £548 million); and ii) short-term investments primarily in index linked government bonds included as a component of other investments (30 September 2011: £744 million; 31 March 2011: £674 million).

Net debt decreased by £3.6 billion to £26.2 billion primarily due to cash generated in the first half of the financial year and the proceeds from the sale of the Group’s 44% interest in SFR, partially offset by share buybacks and equity dividend payments.

The following table sets out the Group’s undrawn committed bank facilities:

		30 September
		2011
	Maturity	£m

US$4.2 billion committed revolving credit facility provided by 30 banks(1)	March 2016	2,665
€4.2 billion committed revolving credit facility provided by 31 banks(1)	July 2015	3,567
Other committed credit facilities	Various	765
Undrawn committed facilities		6,997

Note:

(1)     Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion respectively.

The Group’s £1,598 million of commercial paper maturing within one year is covered 4.4 times by the £6,997 million of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (“EMTN”) programme and a US shelf registration programme which are used to meet medium to long-term funding requirements. At 30 September 2011 the total amounts in issue under these programmes split by currency were US$13.3 billion, £2.5 billion, €10.2 billion and £0.2 billion sterling equivalent of other currencies.

LIQUIDITY AND CAPITAL RESOURCES

At 30 September 2011 the Group had bonds outstanding with a nominal value of £19.8 billion (31 March 2011: £21.0 billion). In the six months ended 30 September 2011 one bond was issued on 19 August 2011 for US$100 million (£64 million) under the Group’s EMTN programme, maturing on 22 August 2012. On 11 July 2011 the Group also raised US$850 million (£543 million) through a US private placement with a maturity of 11 July 2016.

Dividends

In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced an interim dividend of 3.05 pence per share representing a 7.0% increase over last year’s interim dividend.

On 28 July 2011 Vodafone announced that the Board of Verizon Wireless approved the payment of a US$10.0 billion (£6.1 billion) dividend. As a 45% shareholder in Verizon Wireless, Vodafone’s share of the dividend is US$4.5 billion (£2.8 billion). The Board of Vodafone therefore intends to pay a special, second interim, dividend of £2.0 billion, equivalent to 4.0 pence per share, to Vodafone shareholders in February 2012.

The ex-dividend date for the interim and special dividend is 16 November 2011 for ordinary shareholders, the record date is 18 November 2011 and the dividends are payable on 3 February 2012. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to the Company’s Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.

Share buyback programmes

Following the disposal of the Group’s 3.2% interest in China Mobile Limited on 10 September 2010, the Group initiated a £2.8 billion share buyback programme under the authority granted by the shareholders at the 2010 AGM which was completed in June 2011. Under this programme the Group purchased a total of 1,631,662,645 shares at an average price per share, including transaction costs, of 171.60 pence.

Following the disposal of the Group’s entire 44% shareholding in SFR to Vivendi on 16 June 2011, the Group initiated a £4.0 billion share buyback programme. The Group placed irrevocable purchase instructions with a number of banks to enable the banks to buy back shares on our behalf when we may otherwise have been prohibited from buying in the market. Details of the shares purchased to date, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased(1)	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme(2)	Maximum value of shares that may yet be purchased under the programme(3)
Date of share purchase	’000	Pence	’000	£m
June 2011	95,908	164.15	95,908	3,843
July 2011	178,643	163.77	274,551	3,550
August 2011	196,798	165.14	471,349	3,225
September 2011	199,672	162.77	671,021	2,900
October 2011	173,100	172.69	844,121	2,601
November 2011 (to date)	52,900	173.34	897,021	2,509
Total	897,021 (4)	166.17	897,021	2,509

Notes:

(1)          The nominal value of shares purchased is 11 3/7  US cents each.

(2)          No shares were purchased outside the publicly announced share buyback programme.

(3)          In accordance with shareholder authority granted at the 2011 AGM.

(4)          The total number of shares purchased represents 1.78% of our issued share capital, excluding treasury shares, at 7 November 2011.

LIQUIDITY AND CAPITAL RESOURCES

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

Information regarding the Group’s interest in Vodafone India Limited (formerly Vodafone Essar Limited) can be found on page 38.

Details of other call and put option agreements, including those in relation to the United States, are available on page 51 of the Group’s annual report for the year ended 31 March 2011.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax case

Vodafone International Holdings B.V. (‘VIHBV’) believes that neither it nor any other member of the Group is liable for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2011. The Group did not carry a provision for this litigation at 30 September 2011 or 31 March 2011. Further details are set out on page 39.

EVENTS OCCURING SUBSEQUENT TO THE APPROVAL OF THE HALF-YEAR FINANCIAL REPORT ON 8 NOVEMBER 2011.

Polkomtel

On 9 November 2011 the Group announced the completion of the disposal of its entire 24.4% interest in Polkomtel. The Group received cash consideration of approximately €920 million (£790 million) from Spartan Capital Holdings SP. Z o.o before tax and transaction costs. See note 7 for further information.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments, at the global and regional level and in selected countries in which we have significant interests, that occurred during the six months ended 30 September 2011 and should be read in conjunction with the information contained under “Regulation” on pages 140 to 142 of the Group’s annual report on Form 20-F for the year ended 31 March 2011. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The European Commission (the ‘Commission’) continues to review the future scope and nature of universal service provision in the EU. The Commission has also published a broadband strategy which proposes that the European Investment Bank offer support for broadband infrastructure projects which fulfil certain criteria and is currently revising its guidelines on the circumstances in which public funds (State Aid) can be used by national or local governments to support such projects.

Roaming

The current roaming regulation (the ‘roaming regulation’) entered into force in July 2009 and requires mobile operators to supply voice and text roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services. In July 2011 the Commission published proposals for a new roaming regulation, to replace the current roaming regulation upon its expiry in July 2012. The Commission proposes to retain retail price caps for voice and text roaming services and to introduce a new cap for data roaming services in July 2012. These caps, the level of which would reduce annually until July 2014, would apply until at least 2016 but would be removed thereafter if competition were deemed by the Commission to be sufficiently effective. The Commission also proposes to retain wholesale price caps for voice, text and data roaming services. These would reduce annually until July 2014, apply until at least 2018 and could be removed thereafter. The proposed new roaming regulation would expire in 2022.

The Commission also proposed a number of measures which are intended to increase competition in the retail market for roaming (and thereby facilitate the withdrawal of price caps). These include a requirement that users be able, from July 2014, to purchase roaming services from a provider other than their current provider of non-roaming services and to retain the same phone number when roaming.

The Commission’s proposals will now be considered by the European Parliament and the Council of Ministers and may be subject to further revision before adoption prior to July 2012. The European Regulators for Electronic Communications (‘BEREC’) have expressed concerns about the levels of the retail caps proposed by the Commission and the likely costs and benefits of the additional measures being proposed to increase competition in the retail market.

Call termination

At 30 September 2011 the termination rates effective for our subsidiaries and joint ventures within the EU, which differs from our Europe region, ranged from 3.3 eurocents per minute (2.84 pence) to 5.3 eurocents per minute (4.55 pence), at the relevant 30 September 2011 foreign exchange rates.

Fixed network regulation

In October 2011 the Commission consulted on proposals for guidelines to national regulators on the setting of access prices for fixed networks, recognising that prices for copper services will influence incentives for investment in, and demand for, fibre based networks. The Commission seeks comment on proposals to, inter alia, reduce copper prices unless network operators commit to reinvest any surplus in new fibre networks, and on measures to ensure the switch off of copper-based services and rapid migration to fibre.

REGULATION

Spectrum

In September 2010 the Commission published a proposed radio spectrum policy programme (‘RSPP’) for consideration by the European Parliament and Council. Various amendments are being debated and we expect political agreement between the European Parliament and Council in December 2011.

Europe region

Germany

Our current MTR was reduced in December 2010 to 3.36 eurocents per minute, effective until 30 November 2012.

In September 2011 the national regulator started an investigation into whether a separate market for access to Deutsche Telekom’s fibre network, in particular to connect LTE base stations to the mobile core network, should be defined.

The national regulator reduced the unbundled local loop (‘ULL’) fee which was applied by Deutsche Telekom from €10.20 per month to €10.08 per month.

Italy

In September 2011 we acquired 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 1800 MHz spectrum and 2x15 MHz of 2.6 GHz spectrum for a cost of €1.26 billion (£1.1 billion). The licences are valid until 2030.

Spain

In July 2011 we acquired 2x10 MHz of 800 MHz spectrum and 2x20 MHz of 2.6 GHz spectrum for a cost of €517 million. The licences will expire in 2030. We have the option to renew our existing 900 MHz licence (which currently expires in 2020) until 2030.

In July 2012 the national competition authority sent all Spanish operators a statement of objections in which it asserts that the operators have abused a collective dominant position in the provision of wholesale origination of SMS and MMS and abused an individual dominant position in the provision of SMS and MMS termination services. We have provided a written response in which we contest these claims.

UK

Our regulated average termination rate is currently 2.98 pence per minute. The national regulator has imposed a glidepath from 1 April 2011 to 31 March 2015 with annual adjustments that would see a reduction to 0.69 pence per minute (plus inflation adjustment) in 2014 and 2015. We are appealing this decision.

The national regulator has consulted on the release of 800 MHz and 2.6 GHz spectrum, including proposals for the auction design. The auction is expected to be held late in the 2012 calendar year. As part of the conditions for clearance of the merger between Orange UK and T-Mobile UK, the Commission has required them to dispose of 2x15 MHz of spectrum in the 1800 MHz band.

In August 2011, at the Competition Appeals Tribunal, BT won an appeal against the mobile network operators with respect to the amount BT charges for terminating calls to numbers in the 08x range. We are appealing this decision.

Other Europe

Albania

We acquired the single 3G licence (2x15 MHz) for €31.4 million in November 2010. Commercial services were launched in January 2011. AMC (Deutsche Telekom) acquired the second 3G licence in September 2011.

REGULATION

Czech Republic

In January 2011 the Government announced plans to auction 800 MHz, 1800 MHz, and 2.6 GHz spectrum. The auction will be performed by the national regulator, and is expected to take place in the second half of the 2012 calendar year.

Greece

The national regulator has finalised plans for the renewal/re-auction of existing 900 MHz licences expiring in 2012, 2016 and 2017 and the release of additional spectrum in the 900 MHz and 1800 MHz bands. Results are expected to be announced on 18 November 2012.

Hungary

In October 2010 the Hungarian Parliament adopted a law which imposes a significant additional tax burden on the telecommunications, retail and energy sectors. The law came into force in December 2010 and will apply until at least January 2013, although the Hungarian government has indicated that it may be further extended. We paid 7,119,714,000 HUF (£23 million) in relation to the 2011 financial year. On 29 September 2011 the Commission sent a request to the Hungarian Government to abolish the tax, because the Commission considers that the tax is incompatible with EU law, to which the Hungarian Government has two months in which to reply.

A proposal has been issued for the release of an additional 2x10.8 MHz of 900 MHz spectrum. The auction is expected to start in December 2011.

Ireland

The national regulator has proposed auctioning all spectrum in the 900 MHz and 1800 MHz spectrum bands at the same time as an auction of 800 MHz spectrum within the next four to six months, with spectrum awarded under the auction available in 2013. In the meantime, Vodafone’s and O2’s 900 MHz licences have been renewed until 2013.

Netherlands

Our termination rate reduced to 4.2 eurocents per minute in January 2011 following a cost model analysis by the national regulator which proposes reducing it to 1.2 eurocents per minute by September 2012. Following an appeal, the court rejected the national regulator’s analysis and directed that the termination rate should instead reduce to 2.4 eurocents by September 2012.

In February 2011 the Government announced plans to auction 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.6 GHz spectrum in early 2012. The Government is expected to reserve 2 x 5 MHz in the 900 MHz band for new entrants, in addition to 2 x 10 MHz in the 800 MHz band.

In June 2011 the Dutch Parliament adopted amendments to the Telecommunications Act which are intended to limit the circumstances in which operators are able to engage in network management and to prevent operators from varying the charges to end users by reference to the type of internet service or application which they wish to use. The cumulative effect of these measures is to prevent operators from blocking or otherwise charging specifically for voice over internet protocol (‘VOIP’) and other internet services. The amendments must be approved by the Upper House of the Dutch Parliament and are expected to come into force on 1 January 2012, at which date all new tariffs would be required to comply. Existing tariffs would be required to comply by January 2013. The Commission has sought further information from the Dutch Government on the proposed measures to assess their compatibility with EU law.

Portugal

The spectrum auction in Portugal is now expected to take place in November 2011 and will include a number of spectrum bands including 900 MHz and 2.6 GHz.

Romania

The Government is consulting on various proposals for the renewal of our 900/1800 MHz licences, which expire in December 2011.

Turkey

In August 2011 the national regulator started a consultation process on the deregulation of international termination rates.

Areas which do not have GSM infrastructure and are located in rural areas with a population of less than 500 will be provided with mobile telecommunication services funded by the universal service fund following a Cabinet decision of July 2011.

REGULATION

Africa, Middle East and Asia Pacific Region

India

Litigation remains pending in the Supreme Court in relation to a number of significant regulatory issues including MTRs and spectrum usage charges.

In May 2010 and February 2011 the national regulator made recommendations on the spectrum management and licensing framework which includes proposals for spectrum allocation and pricing including possible one-off fees for 900 MHz and 1800 MHz spectrum above 6.2 MHz. These recommendations have been considered by the Department of Telecommunications (‘DoT’) and are being referred back to the national regulator. The revised recommendations of the national regulator will be reviewed by the DoT and then by the Union Minister of Communications and IT before a decision is taken.

New regulations in relation to the activation of value added services (‘VAS’) and unsolicited commercial communications (‘UCC’) came into force during 2011, requiring some changes to activation procedures for VAS and capping of high volume SMS users.

South Africa

The national regulator has proposed to Parliament a simultaneous licensing of the 2.6 GHz and 800 MHz spectrum during the first quarter of the 2012 calendar year. The regulator is in the process of resolving in-band migration in the 2.6 GHz band in order to accommodate frequency division duplex assignments in the band.

The National Consumer Commission (‘NCC’), the regulatory authority tasked with enforcing the Consumer Protection Act (‘CPA’), has instituted investigations into the communications sector, including consumer complaints relating to quality of service, international roaming charges, airtime and data carry-over rules, and contract terms and conditions. The NCC issued a compliance notice against Vodacom in August 2011 in relation to fixed-term consumer agreements which the NCC alleges do not comply with the CPA. Vodacom has appealed to the National Competition Tribunal.

Other Africa, Middle East and Asia Pacific

Egypt

The national regulator set termination rates at 65% of each operator’s on-net retail revenue per minute in September 2008 and issued a similar decree in 2010. Mobinil has obtained interim relief against this regulation and a final order is awaited. Vodafone Egypt (‘VFE’) has filed a similar case in the Administrative Court challenging the regulator’s decisions regarding the applicable termination rates as well as the calculation formula and is awaiting a decision. VFE has sought compensation from the government for the financial losses VFE suffered during the January/February 2011 socio-political unrest and demonstrations as a result of the government ordering VFE and the two other mobile networks to temporarily suspend mobile services in certain areas.

New Zealand

The Ministry of Economic Development has published a discussion paper on the 700 MHz band digital dividend spectrum and is asking for submissions. Policy is expected to be finalised following the November 2011 election with an auction to be held late in the 2012 calendar year.

Qatar

In August 2011 Qtel closed the Virgin Mobile service following regulatory orders. In May 2012 the regulator is expected to decide if a third mobile license should be issued. In June 2011 the Government formed a company to deploy a national passive broadband network. Vodafone Qatar will negotiate access terms in the next fiscal quarter. Regulatory decisions are also expected in the next fiscal quarter on regulatory proceedings against Qtel for below cost international calling promotions, terms of access to QTel’s international cable landing station and mandated tower sharing. In May 2011 the national regulator referred Vodafone Qatar to the public prosecutor for non-compliance with orders related to performance of its “Freedom” services and requested that a fine of QR 5 million be applied. The public prosecutor is reviewing the matter.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2011, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on page 122 of the Group’s annual report on Form 20-F for the year ended 31 March 2011 and the information contained under “Operating Review – Other transactions and developments” in the Group’s interim management statement for the quarter ended 30 June 2011.

India tax case

Vodafone International Holdings B.V. (‘VIHBV’) believes that neither it nor any other member of the Group is liable for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2011. The Group did not carry a provision for this litigation at 30 September 2011 or 31 March 2011. Further details are set out on page 39.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2011	2010
	Note	£m	£m

Revenue	2	23,520	22,603
Cost of sales		(15,794)	(15,062)
Gross profit		7,726	7,541
Selling and distribution expenses		(1,658)	(1,526)
Administrative expenses		(2,554)	(2,600)
Share of result in associates		2,521	2,598
Impairment loss	3	(450)	(800)
Other income and expense	2	3,414	–
Operating profit	2	8,999	5,213
Non-operating (expense)/income		(161)	2,389
Investment income		226	1,402
Financing costs		(1,053)	(764)
Profit before taxation		8,011	8,240
Income tax expense	4	(1,367)	(736)
Profit for the financial period		6,644	7,504

Attributable to:
– Equity shareholders		6,679	7,542
– Non-controlling interests		(35)	(38)
		6,644	7,504

Earnings per share
– Basic	5	13.06p	14.31p
– Diluted	5	12.99p	14.23p

Consolidated statement of comprehensive income
		Six months ended 30 September
		2011	2010
		£m	£m

Gains on revaluation of available-for-sale investments, net of tax		54	328
Foreign exchange translation differences, net of tax		(2,029)	(2,444)
Net actuarial losses on defined benefit pension schemes, net of tax		(207)	(116)
Foreign exchange gains transferred to the income statement		(585)	–
Fair value gains transferred to the income statement		–	(2,196)
Other, net of tax		(26)	3
Other comprehensive loss		(2,793)	(4,425)
Profit for the financial period		6,644	7,504
Total comprehensive income for the financial period		3,851	3,079

Attributable to:
– Equity shareholders		3,996	3,114
– Non-controlling interests		(145)	(35)
		3,851	3,079

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

		30 September	31 March
		2011	2011
	Note	£m	£m

Non-current assets
Goodwill		43,131	45,236
Other intangible assets		21,197	23,322
Property, plant and equipment		18,620	20,181
Investments in associates		33,816	38,105
Other investments		1,216	1,381
Deferred tax assets		2,155	2,018
Post employment benefits		60	97
Trade and other receivables		3,062	3,877
		123,257	134,217
Current assets
Inventory		580	537
Taxation recoverable		316	281
Trade and other receivables		14,132	9,259
Other investments		744	674
Cash and cash equivalents		6,975	6,252
Assets held for sale	7	749	–
		23,496	17,003
Total assets		146,753	151,220

Equity
Called up share capital		3,976	4,082
Additional paid-in capital		153,947	153,760
Treasury shares		(8,264)	(8,171)
Retained losses		(78,613)	(77,661)
Accumulated other comprehensive income		12,862	15,545
Total equity shareholders’ funds		83,908	87,555

Non-controlling interests		2,157	2,880
Put options over non-controlling interests		(793)	(2,874)
Total non-controlling interests		1,364	6
Total equity		85,272	87,561

Non-current liabilities
Long-term borrowings		29,279	28,375
Taxation liabilities		250	350
Deferred tax liabilities		6,767	6,486
Post employment benefits		312	87
Provisions		509	482
Trade and other payables		670	804
		37,787	36,584
Current liabilities
Short-term borrowings		6,830	9,906
Taxation liabilities		1,931	1,912
Provisions		488	559
Trade and other payables		14,264	14,698
Total liabilities associated with assets classified as held for sale	7	181	–
		23,694	27,075
Total equity and liabilities		146,753	151,220

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital	Treasury shares	Accumulated comprehensive income	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2010	4,153	153,509	(7,810)	(59,471)	90,381	429	90,810
Issue or reissue of shares	–	–	134	(108)	26	–	26
Repurchase of own shares	–	–	(187)	–	(187)	–	(187)
Share-based payment	–	88	–	–	88	–	88
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(107)	(107)	22	(85)
Comprehensive income	–	–	–	3,114	3,114	(35)	3,079
Dividends	–	–	–	(2,976)	(2,976)	(240)	(3,216)
Other	–	–	–	28	28	–	28
30 September 2010	4,153	153,597	(7,863)	(59,520)	90,367	176	90,543

1 April 2011	4,082	153,760	(8,171)	(62,116)	87,555	6	87,561
Issue or reissue of shares	–	3	237	(189)	51	–	51
Redemption or cancellation of shares	(106)	106	2,343	(2,343)	–	–	–
Repurchase of own shares	–	–	(2,673)	–	(2,673)	–	(2,673)
Share-based payment	–	78	–	–	78	–	78
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(2,006)	(2,006)	1,703	(303)
Comprehensive income	–	–	–	3,996	3,996	(145)	3,851
Dividends	–	–	–	(3,102)	(3,102)	(200)	(3,302)
Other	–	–	–	9	9	–	9
30 September 2011	3,976	153,947	(8,264)	(65,751)	83,908	1,364	85,272

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2011	2010
	Note	£m	£m

Net cash flow from operating activities	8	5,926	6,240

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(118)	(22)
Purchase of intangible assets		(983)	(3,455)
Purchase of property, plant and equipment		(2,630)	(2,159)
Purchase of investments		(85)	(28)
Disposal of interests in associates		6,805	–
Disposal of property, plant and equipment		42	15
Disposal of investments		68	4,270
Dividends received from associates		733	700
Dividends received from investments		2	84
Interest received		158	120
Taxation on investing activities		(104)	–
Net cash flow from investing activities		3,888	(475)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		51	26
Net movement in short-term borrowings		643	885
Proceeds from issue of long-term borrowings		1,062	3,871
Repayment of borrowings		(1,984)	(1,703)
Purchase of treasury shares		(1,813)	(146)
Equity dividends paid		(3,102)	(2,976)
Dividends paid to non-controlling shareholders in subsidiaries		(199)	(234)
Other transactions with non-controlling shareholders in subsidiaries		(2,601)	(137)
Interest paid		(797)	(759)
Net cash flow from financing activities		(8,740)	(1,173)

Net cash flow		1,074	4,592
Cash and cash equivalents at beginning of the financial period		6,205	4,363
Exchange loss on cash and cash equivalents		(325)	(134)
Cash and cash equivalents at end of the financial period		6,954	8,821

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

1  Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2011:

•     were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’);

•     are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2011;

•     apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2011 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations;

•     include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and

•     do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 and were approved by the Board of directors on 8 November 2011.

The information relating to the year ended 31 March 2011 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The directors are satisfied that, at the time of approving the interim financial statements, it is appropriate to continue to adopt a going concern basis of accounting.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

2         Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The Group announced a new organisational structure on 9 September 2010, effective 1 October 2010. The table below presents segmental information on the revised basis, with the six months ended 30 September 2010 amended to conform to the current presentation.

	Segment	Intra- region	Regional	Inter- region	Group	Adjusted
	revenue	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2011
Germany	4,102	(25)	4,077	(1)	4,076	1,552
Italy	2,905	(19)	2,886	(1)	2,885	1,362
Spain	2,511	(38)	2,473	(2)	2,471	681
UK	2,664	(25)	2,639	(3)	2,636	633
Other Europe	4,304	(43)	4,261	(2)	4,259	1,327
Europe	16,486	(150)	16,336	(9)	16,327	5,555
India	2,117	–	2,117	(3)	2,114	535
Vodacom	2,814	–	2,814	(3)	2,811	934
Other Africa, Middle East and Asia Pacific	1,977	–	1,977	(11)	1,966	532
Africa, Middle East and Asia Pacific	6,908	–	6,908	(17)	6,891	2,001
Non-Controlled Interests and Common Functions	306	–	306	(4)	302	(24)
Group	23,700	(150)	23,550	(30)	23,520	7,532
Verizon Wireless(1)	9,728					3,848

Six months ended 30 September 2010
Germany	3,859	(24)	3,835	(2)	3,833	1,471
Italy	2,852	(24)	2,828	(1)	2,827	1,356
Spain	2,614	(38)	2,576	(1)	2,575	868
UK	2,593	(26)	2,567	(4)	2,563	599
Other Europe	4,122	(38)	4,084	(2)	4,082	1,261
Europe	16,040	(150)	15,890	(10)	15,880	5,555
India	1,874	–	1,874	(7)	1,867	488
Vodacom	2,612	–	2,612	(4)	2,608	866
Other Africa, Middle East and Asia Pacific	1,956	–	1,956	(13)	1,943	578
Africa, Middle East and Asia Pacific	6,442	–	6,442	(24)	6,418	1,932
Non-Controlled Interests and Common Functions	320	–	320	(15)	305	(124)
Group	22,802	(150)	22,652	(49)	22,603	7,363
Verizon Wireless(1)	9,372					3,753

Note:

(1)          Values shown represent the Group’s share, based on its equity interest. They are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associate.

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 29.

	Six months ended 30 September
	2011	2010
	£m	£m
Adjusted EBITDA	7,532	7,363
Depreciation and amortisation including loss on disposal of fixed assets	(4,018)	(3,948)
Share of results in associates	2,521	2,598
Impairment loss	(450)	(800)
Other income and expense	3,414	–
Operating profit	8,999	5,213

The Group’s 44% interest in SFR was sold on 16 June 2011 for £6,805 million generating a £3,419 million income statement gain.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

3  Impairment loss

The carrying value of goodwill, intangible assets and property, plant and equipment of the Group’s operations in Greece (reported within the Other Europe segment) was impaired by £450 million in the six months ended 30 September 2011 following a test for impairment triggered by adverse movements in the discount rate and adverse performance against previous plans.

The majority of the impairment loss in the six months ended 30 September 2011 was driven by lower projected cash flows within business plans as a result of challenging economic conditions. There was also an adverse movement in the discount rate. The carrying value was based on a value in use calculation using a pre-tax risk adjusted discount rate of 15.9%. The pre-tax adjusted discount rate used in the previous value in use calculation at 31 March 2011 was 14.0%. The charge has been recognised in the consolidated income statement as a separate line item within operating profit. The recoverable amount of the Group’s operations in Greece equals its reported carrying value at 30 September 2011 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause a further impairment loss to be recognised.

The carrying value of goodwill of the Group’s operations in Greece was impaired by £800 million in the six months ended 30 September 2010.

4         Taxation

	Six months ended 30 September
	2011	2010
	£m	£m
United Kingdom corporation tax expense/(income):
Current year	8	38
Adjustments in respect of prior years	(4)	5

Overseas current tax expense/(income):
Current year	1,165	1,624
Adjustments in respect of prior years	1	(229)
Total current tax expense	1,170	1,438

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(43)	(210)
Overseas deferred tax	240	(492)
Total deferred tax expense/(income)	197	(702)
Total income tax expense	1,367	736

5         Earnings per share

	Six months ended 30 September
	2011	2010
	Millions	Millions

Weighted average number of shares for basic earnings per share	51,132	52,701
Effect of dilutive potential shares: restricted shares and share options	295	283
Weighted average number of shares for diluted earnings per share	51,427	52,984

	£m	£m
Earnings for basic and diluted earnings per share	6,679	7,542

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

6         Equity dividends on ordinary shares

	Six months ended 30 September
	2011	2010
	£m	£m

Declared during the period:

Final dividends for the year ended 31 March 2011: 6.05 pence per share (2010: 5.65 pence per share)	3,102	2,976

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2012: 3.05 pence per share (2011: 2.85 pence per share)	1,538	1,494
Second interim dividend for the year ending 31 March 2012: 4.0 pence per share (2011: nil)	2,017	–
	3,555	1,494

7         Held for sale assets

On 30 June 2011 the Group announced an agreement to sell its entire 24.4% holding in Polkomtel to Spartan Capital Holdings SP. z o.o. This transaction is part of an agreement between all of the shareholders of Polkomtel to sell their stakes to Spartan Capital Holdings SP. z o.o. The transaction is due to complete in the fourth calendar quarter of 2011. The Group is expected to receive a cash consideration of approximately €920 million (£815 million) before tax and transaction costs.

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

As at 30 September
2011
£m

Goodwill	358
Other intangible assets	137
Property, plant and equipment	201
Other current assets	53
Total assets classified as held for sale	749

Long-term borrowings	49
Deferred tax liabilities	12
Trade and other payables	109
Other current liabilities	11
Total liabilities associated with assets classified as held for sale	181

Net assets of disposal group	568

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

8         Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2011	2010
	£m	£m
Profit for the financial period	6,644	7,504
Adjustments for:
Share-based payments	70	78
Depreciation and amortisation	4,000	3,930
Loss on disposal of property, plant and equipment	18	18
Share of result in associates	(2,521)	(2,598)
Impairment loss	450	800
Other income and expense	(3,414)	–
Non-operating income and expense	161	(2,389)
Investment income	(226)	(1,402)
Financing costs	1,053	764
Income tax expense	1,367	736
Increase in inventory	(54)	(149)
Increase in trade and other receivables	(587)	(481)
Increase in trade and other payables	108	520
Cash generated by operations	7,069	7,331
Tax paid	(1,143)	(1,091)
Net cash flow from operating activities	5,926	6,240

9         Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	Six months ended 30 September
	2011	2010
	£m	£m
Sales of goods and services to associates	110	152
Purchases of goods and services from associates	59	93
Purchases of goods and services from joint ventures	108	107
Net interest income receivable from joint ventures	3	12

	30 September	31 March
	2011	2011
	£m	£m
Trade balances owed:
by associates	28	52
to associates	3	23
by joint ventures	58	67
to joint ventures	28	27
Other balances owed by joint ventures(1)	327	176

Note:

(1)     Amounts arise primarily through Vodafone Italy and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

In the six months ended 30 September 2011 the Group made contributions to defined benefit pension schemes of £14 million (six months ended 30 September 2010: £15 million). Dividends received from associates are disclosed in the consolidated statement of cash flows.

10  Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 11.

11  Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

SFR

Following clearance of the transaction by the relevant competition and regulatory authorities, the Group completed the disposal of its entire 44% shareholding in SFR to Vivendi on 16 June 2011.

The Group received cash consideration of €7.75 billion (£6.8 billion) from Vivendi and a final dividend from SFR of €200 million (£178 million). Vodafone and SFR have also entered into a partner market agreement which will maintain their commercial cooperation.

Vodafone India Limited (formerly Vodafone Essar Limited)

On 1 July 2011 Vodafone Group, Essar Communications (Mauritius) Limited (‘ECML’) and ETHL Communications Holdings Limited (‘ECHL’) agreed the terms under which ECML and ECHL would sell their direct and indirect shareholdings in Vodafone India Limited (‘VIL’).

Under the terms of the agreements, ECML’s wholly owned subsidiaries, Essar Communications Limited (‘ECL’) and Essar Com Limited (‘ECom’), sold their entire 22% shareholdings in VIL, and ECHL agreed terms to dispose of its 11% shareholding in VIL. Further, the parties agreed that all outstanding claims between them are terminated, and that all future claims have been renounced. The parties also agreed to cooperate fully in seeking all regulatory approvals necessary for the completion of these transactions. ECML and ECHL’s contractual rights in respect of VIL under their prior agreements with Vodafone have terminated, and both ECML and ECHL relinquished all of their board seats in VIL.

The total cash outflow from Vodafone, including cash already paid for the first tranche of ECL’s shareholding in VIL, was expected to be approximately US$5.5 billion (£3.4 billion). This comprised:

•

a net payment of US$3.3 billion (£2.0 billion) for the 22% stake in VIL held by ECL and ECom after withholding tax of US$0.9 billion (£0.6 billion). The transfer of these shares from ECL and ECom to Vodafone was completed in two tranches on 1 June 2011 and 1 July 2011. Euro Pacific Securities Ltd., an indirect wholly owned subsidiary of Vodafone International Holdings B.V., had sought confirmation from the Authority for Advanced Rulings (‘AAR’) in India on whether withholding tax was due in respect of consideration payable on the acquisition of Essar Group’s offshore holding in VIL. A ruling from the AAR was expected by the end of May 2011 but was adjourned until 1 July 2011, when the case was withdrawn. Whilst Vodafone and Essar continue to believe that no tax is due on this transfer, it was viewed as prudent to pay withholding tax on a “without prejudice” basis. The payment was made on 5 July 2011.

•

a payment of US$1.3 billion (£0.8 billion or INR 56.7 billion) relating to the remaining 11% stake in VIL held by ECHL and the settlement of all shareholder claims. On 10 August 2011 Vodafone announced that Piramal Healthcare (‘Piramal’) had agreed to purchase approximately 5.5% of the issued equity share capital of VIL from ECHL for cash consideration of approximately US$0.6 billion (£0.4 billion). The transaction contemplates various exit mechanisms for Piramal, including both participation in a potential initial public offering of VIL and a sale of its stake to Vodafone. Approval for the sale of the remaining 5.5% interest in VIL currently held by ECHL is pending.

Notes to the unaudited condensed consolidated financial statements

For the six months ended 30 September 2011

Licence acquisition in Spain

On 29 July 2011 Vodafone acquired a total of 20 MHz (2x10 MHz) spectrum in the 800 MHz band and 40 MHz (2x20 MHz) spectrum in the 2.6 GHz band for a total cost of €0.5 billion (£0.5 billion). The 800 MHz ‘digital dividend’ spectrum is expected to become available in 2014 and the 2.6 GHz spectrum is immediately available for use.

Events after the end of the reporting period

Developments in the India tax case

The Group continues to believe that neither VIHBV nor any other member of the Group is liable for Indian withholding taxes on the Hutchison transaction in 2007, and continues to take actions to defend itself vigorously both during and after the six months ended 30 September 2011.

On 22 October 2010 the Indian Tax Authority quantified the alleged tax liability and issued a demand of INR 112.2 billion (£1.5 billion) in respect of tax (INR 79 billion) and interest (INR 33.2 billion). On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£0.3 billion) and provided a guarantee for INR 85 billion (£1.1 billion) pending final adjudication of the case. It is normal for the Supreme Court in India to request a monetary deposit and/or security by way of a bank guarantee as an interim measure pending the final outcome of a case. In line with this practice, VIHBV duly complied with the request in order to enable it to continue with the Supreme Court appeal process.

Following the payment of the deposit, interest remains accruing at 1% per month on the balance of the alleged tax liability of INR 54 billion (£0.7 billion) should this be found due. In addition to the tax and interest, penalties of up to 100% could be imposed on any tax found due.

The hearing before the Supreme Court, which is considering the appeal on the issue of jurisdiction as well as on the challenge to quantification, finished on 19 October 2011 and the decision of the Supreme Court is expected in due course. The outcome of the proceedings may or may not conclude on the matter in its entirety and there can be no assurance that any outcome will be favourable to VIHBV or the Group.

The Group did not carry a provision for this litigation at 30 September 2011 or 31 March 2011 as it continues to believe that it had no obligation to withhold tax on the acquisition under applicable Indian law at the time of the transaction.

Additional details on this matter are available under “Legal proceedings” on page 122 of the Group’s annual report for the year ended 31 March 2011.

Licence acquisition in Italy

On 3 October 2011 Vodafone acquired a total of 20 MHz (2x10 MHz) spectrum in the 800 MHz band, 10 MHz (2x5 MHz) spectrum in the 1.8 GHz band and 30 MHz (2x15MHz) spectrum in the 2.6 GHz band for a total cost of €1.3 billion (£1.1 billion). The 1.8 GHz band is expected to become available by the end of 2011, the 2.6 GHz spectrum band is expected to become available by the end of 2012 and the 800 MHz ‘digital dividend’ spectrum is expected to become available in January 2013.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the condensed consolidated financial statements on page 34. A reconciliation of operating profit to profit for the financial period is provided in our consolidated income statement on page 29.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also exclude amounts in relation to equity put rights and similar arrangements and certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

•	these measures are used by the Group for internal performance analysis;

•	these measures are used in setting director and management remuneration; and

•	they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, is provided in the section “Financial results” beginning on page 9.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•

free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, free cash flow does reflect the cash available for activities such as strengthening the consolidated statement of financial position or providing returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	this measure is used by management for planning, reporting and incentive purposes; and

•	this measure is useful in connection with discussions with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided on page 20.

USE OF NON-GAAP FINANCIAL INFORMATION

Organic growth

All amounts in this document marked with an “(*)” represent organic growth which present performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on the underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•	it is used for internal performance analysis; and

•

it facilitates comparability of underlying growth with other companies although the term “organic” is not a defined term under IFRS and may not therefore be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth is shown where used or in the table on the following page.

USE OF NON-GAAP FINANCIAL INFORMATION

		Organic	M&A	Foreign	Reported
		change	activity	exchange	change
		pps	pps	pps	%
Group
Revenue	H1	2.2	0.1	1.8	4.1
Service revenue	H1	1.4	–	1.7	3.1
Service revenue	Q2	1.3	–	2.4	3.7
Service revenue excluding the impact of MTR's	H1	3.8	–	1.8	5.6
Data revenue	H1	23.8	–	3.2	27.0
Fixed revenue	H1	6.1	–	3.4	9.5
Enterprise revenue	H1	2.6	–	3.2	5.8
Fixed revenue within enterprise	H1	19.2	–	4.6	23.8
Vodafone Global Enterprise revenue	H1	7	–	4	11
Machine-to-machine revenue	H1	33	–	4	37
Adjusted EBITDA	H1	–	–	2.3	2.3
Adjusted operating profit	H1	4.4	(4.8)	(0.2)	(0.6)
Europe
Enterprise revenue	H1	1.5	–	3.5	5.0
Germany service revenue	Q2	0.1	–	5.3	5.4
Germany data revenue	H1	22.7	–	5.4	28.1
Germany enterprise revenue	H1	4.7	–	4.6	9.3
Italy service revenue	Q2	(3.0)	–	5.1	2.1
Italy service revenue	Q1	(1.5)	–	3.5	2.0
Italy data revenue	H1	18.8	–	5.0	23.8
Italy fixed line revenue	H1	12.2	–	4.8	17.0
Italy enterprise revenue	H1	6.4	–	4.7	11.1
Spain service revenue	Q1	(9.9)	–	3.2	(6.7)
Spain service revenue	Q2	(9.3)	–	4.8	(4.5)
Spain service revenue	Change	0.6	–	1.6	2.2
Spain data revenue	H1	12.1	–	4.9	17.0
Spain fixed line revenue	Q2	4.2	–	6.3	10.5
UK service revenue	Q2	2.5	–	–	2.5
UK data revenue	H1	20.4	–	–	20.4
Netherlands service revenue	H1	2.3	–	4.5	6.8
Netherlands service revenue	Q2	4.2	–	5.5	9.7
Turkey service revenue	H1	27.9	–	(16.9)	11.0
Turkey service revenue	Q2	24.0	–	(19.7)	4.3
Africa, Middle East and Asia Pacific
India service revenue	Q2	20.1	–	(2.6)	17.5
India data revenue	H1	66.1	–	(7.5)	58.6
Vodacom service revenue	Q2	6.7	–	(1.6)	5.1
Vodacom data revenue	H1	37.6	–	(0.6)	37.0
Vodacom's operations outside of South Africa	H1	19.5	–	(6.9)	12.6
Australia service revenue	Q2	(8.1)	–	10.9	2.8
Australia service revenue	Q1	(3.6)	–	9.6	6.0
Egypt service revenue	H1	0.1	–	(10.9)	(10.8)
Egypt service revenue	Q2	1.2	–	(8.2)	(7.0)
Ghana service revenue	H1	32.5	–	(15.3)	17.2
Qatar service revenue	H1	48.1	–	(9.4)	38.7
Non-Controlled Interests and Common Functions
Verizon Wireless service revenue	H1	7.1	–	(6.5)	0.6
Verizon Wireless service revenue	Q2	6.4	–	(3.9)	2.5
Verizon Wireless revenue	H1	10.5	–	(6.7)	3.8
Verizon Wireless adjusted EBITDA	H1	9.1	–	(6.6)	2.5
Group's share of result in Verizon Wireless	H1	11.1	–	(6.5)	4.6

ADDITIONAL INFORMATION

Regional results - six months ended 30 September
	Revenue		Adjusted EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Germany	4,102	3,859	1,552	1,471	831	818	410	342	869	1,111
Italy	2,905	2,852	1,362	1,356	976	1,004	269	260	893	983
Spain	2,511	2,614	681	868	361	555	147	220	343	402
UK	2,664	2,593	633	599	185	137	219	178	252	266

Other Europe
Greece	456	486	132	124	42	26	50	67	110	36
Netherlands	903	823	308	286	181	177	93	99	202	217
Portugal	560	565	250	232	162	145	62	63	169	162
Romania	361	359	141	149	46	53	38	32	64	84
Turkey	870	760	132	93	2	(33)	134	146	(127)	3
Other(1)	1,154	1,129	364	377	173	178	120	114	164	182
	4,304	4,122	1,327	1,261	606	546	497	521	582	684

Intra-region eliminations	(150)	(150)	–	–	–	–	–	–	–	–
Europe	16,336	15,890	5,555	5,555	2,959	3,060	1,542	1,521	2,939	3,446

India	2,117	1,874	535	488	(9)	6	329	286	332	340
Vodacom	2,814	2,612	934	866	470	343	303	183	590	565

Other Africa, Middle East and Asia Pacific
Egypt	623	691	271	323	158	199	59	101	153	213
Other(1)	1,354	1,265	261	255	(1)	14	223	205	21	155
	1,977	1,956	532	578	157	213	282	306	174	368

Intra-region eliminations	–	–	–	–	–	–	–	–	–	–
Africa, Middle East and Asia Pacific	6,908	6,442	2,001	1,932	618	562	914	775	1,096	1,273

Non-Controlled Interests and Common Functions	306	320	(24)	(124)	2,458	2,447	162	139	(273)	(50)
Inter-region eliminations	(30)	(49)	–	–	–	–	–	–	–	–
Group	23,520	22,603	7,532	7,363	6,035	6,069	2,618	2,435	3,762	4,669

Note:

(1)          Includes elimination of £21 million (2010: £12 million) and £1 million (2010: £2 million) of intercompany revenue between operating companies within the Other Europe and Other Africa, Middle East and Asia Pacific segments respectively.

See page 40 for “Use of non-GAAP financial information” and page 47 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September

	Group(1)		Europe		Africa, Middle East and Asia Pacific
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Voice revenue	6,668	6,851	4,306	4,578	2,290	2,208
Messaging revenue	1,359	1,260	1,096	1,014	249	227
Data revenue	1,579	1,243	1,188	944	380	286
Fixed line revenue	903	819	795	720	108	99
Other service revenue	527	469	345	315	190	164
Service revenue	11,036	10,642	7,730	7,571	3,217	2,984

	% change
	Group				Europe				Africa, Middle East and Asia Pacific
	Organic	Foreign exchange	M&A activity	Reported	Organic	Foreign exchange	M&A activity	Reported	Organic	Foreign exchange	M&A activity	Reported

Voice revenue	(4.5)	1.8	–	(2.7)	(8.9)	3.0	–	(5.9)	4.6	(0.9)	–	3.7
Messaging revenue	4.8	3.1	–	7.9	5.1	3.0	–	8.1	5.9	3.8	–	9.7
Data revenue	23.1	3.9	–	27.0	21.3	4.5	–	25.8	31.8	1.1	–	32.9
Fixed line revenue	5.9	4.4	–	10.3	5.2	5.2	–	10.4	11.0	(1.9)	–	9.1
Other service revenue	11.2	1.2	–	12.4	7.0	2.5	–	9.5	16.2	(0.3)	–	15.9
Service revenue	1.3	2.4	–	3.7	(1.2)	3.3	–	2.1	8.2	(0.4)	–	7.8

	Germany		Italy		Spain		UK		India		Vodacom
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	815	896	780	824	781	866	611	642	808	724	877	865
Messaging revenue	226	192	222	213	77	88	308	282	63	40	75	76
Data revenue	385	295	186	150	164	136	219	184	89	56	172	134
Fixed line revenue	468	443	157	132	84	76	12	8	3	1	53	54
Other service revenue	68	35	40	37	60	55	111	114	93	78	60	48
Service revenue	1,962	1,861	1,385	1,356	1,166	1,221	1,261	1,230	1,056	899	1,237	1,177

	% change
	Germany		Italy		Spain		UK		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	5.4	0.1	2.1	(3.0)	(4.5)	(9.3)	2.5	2.5	17.5	20.1	5.1	6.7

Note:

(1)          The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2011		£m	£m	£m

Operating profit	1	8,999	(2,964)	6,035
Non-operating income and expense	2	(161)	161	-
Net financing costs	3	(827)	(66)	(893)
Profit before taxation		8,011	(2,869)	5,142
Income tax expense	4	(1,367)	170	(1,197)
Profit for the financial period		6,644	(2,699)	3,945

Attributable to:
– Equity shareholders		6,679	(2,717)	3,962
– Non-controlling interests		(35)	18	(17)

Basic earnings per share		13.06p		7.75p

Notes:
(1)	Adjustment primarily relates to the £3,419 million gain arising from the disposal of the Group’s 44% interest in SFR.
(2)	Adjustment primarily consists of losses in relation to equity investments.
(3)	Comprises a £66 million adjustment in relation to foreign exchange rate movements on certain intercompany balances.
(4)	Adjustment primarily consists of tax related to the anticipated sale of an investment.

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2010		£m	£m	£m

Operating profit	1	5,213	856	6,069
Non-operating income and expense	2	2,389	(2,389)	–
Net investment income/(financing costs)	3	638	(1,078)	(440)
Profit before taxation		8,240	(2,611)	5,629
Income tax expense	4	(736)	(315)	(1,051)
Profit for the financial period		7,504	(2,926)	4,578

Attributable to:
– Equity shareholders		7,542	(2,926)	4,616
– Non-controlling interests		(38)	–	(38)

Basic earnings per share		14.31p		8.76p

Notes:
(1)

Adjustment relates to the £800 million impairment loss for Vodafone Greece and the £56 million net loss arising on the disposal by Verizon Wireless of certain markets related to the Alltel acquisition.

(2)	Adjustment primarily consists of the gain on disposal arising from the disposal of the Group’s 3.2% interest in China Mobile Limited.
(3)

Includes a £228 million adjustment in relation to foreign exchange rate movements on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 and an £872 million release of interest accrual on the settlement of a tax case.

(4)	Represents £235 million relating to tax on the adjustments used to derive adjusted profit before tax offset by £550 million arising on the settlement of a tax case.

ADDITIONAL INFORMATION

Mobile customers(1)

(in thousands)

Country	1 July 2011	Net additions	Other movements	30 September 2011	Prepaid(2)

Europe
Germany	36,024	804	–	36,828	58.7%
Italy	23,223	(148)	–	23,075	83.6%
Spain	17,350	170	–	17,520	38.1%
UK(3)	19,006	81	244	19,331	48.0%
	95,603	907	244	96,754	60.4%

Other Europe
Albania	1,663	85	–	1,748	93.9%
Czech Republic	3,230	69	–	3,299	45.6%
Greece	3,995	90	–	4,085	60.7%
Hungary	2,642	12	–	2,654	51.5%
Ireland	2,209	11	–	2,220	67.3%
Malta	257	17	–	274	83.6%
Netherlands	5,145	119	–	5,264	37.4%
Portugal	6,052	128	–	6,180	81.4%
Romania	8,930	(334)	–	8,596	60.5%
Turkey	17,505	323	–	17,828	70.3%
	51,628	520	–	52,148	64.1%
Europe	147,231	1,427	244	148,902	61.7%

Africa, Middle East and Asia Pacific
India	141,519	3,473	–	144,992	95.3%
Vodacom(4)	45,418	2,479	–	47,897	88.9%
	186,937	5,952	–	192,889	93.7%

Other Africa, Middle East and Asia Pacific
Australia	3,419	(27)	–	3,392	39.7%
Egypt	33,745	1,576	–	35,321	96.0%
Fiji	305	(2)	–	303	95.4%
Ghana	3,494	472	–	3,966	99.6%
New Zealand	2,458	(24)	–	2,434	67.2%
Qatar	761	53	–	814	96.3%
	44,182	2,048	–	46,230	87.2%
Africa, Middle East and Asia Pacific	231,119	8,000	–	239,119	92.4%

Non-Controlled Interests and Common Functions
Poland	3,365	(21)	–	3,344	47.5%

Group	381,715	9,406	244	391,365	79.3%

Memorandum:

Group’s share of Verizon Wireless(5)	40,381	438	–	40,819	5.0%
Vodafone Group plus the Group’s share of Verizon Wireless	422,096	9,844	244	432,184	65.9%

Notes:
(1)	Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia, Fiji and Poland) based on the Group’s equity interests.
(2)	Prepaid customer percentages are calculated on a venture basis. At 30 September 2011 there were 521.0 million venture customers.
(3)	Other movements relate to a customer base acquisition.
(4)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
(5)	Includes Verizon Wireless’ retail customers only, based on the Group’s equity interest.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 30 September 2011

Country	Contract	Prepaid	Total

Germany	15.4%	32.4%	25.4%

Italy	19.2%	31.4%	29.5%

Spain	20.9%	56.4%	34.4%

UK	17.0%	55.4%	35.4%

India	22.4%	65.2%	63.2%

Vodacom(1)	9.2%	53.9%	48.8%

Note:

(1)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes:

1.

Vodafone and the Vodafone logo, Vodacom, M-Pesa, Vodafone TV and Vodafone One Net are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the half-year ended 30 September 2010 unless otherwise stated.
3.	References to the “Q1” are to the quarter ended 30 June 2011 unless otherwise stated.
4.	References to the “Q2” are to the quarter ended 30 September 2011 unless otherwise stated.
5.	References to “first half of the financial year” or “H1” are to the six months ended 30 September 2011 unless otherwise stated.
6.	All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.
7.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
8.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Copyright © Vodafone Group 2011

Definitions of terms

Term	Definition

SME	Small to medium-sized enterprises.

SoHo	Small-office-home-office.

For definitions of other terms please refer to pages 149 to 150 of the Group’s annual report for the year ended 31 March 2011.

OTHER INFORMATION

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 3 to 6 of this document and within the guidance for adjusted operating profit and free cash flow for the 2012 financial year; expectations for the Group’s future performance generally including adjusted EBITDA growth; expectations regarding the Group’s 7% per annum dividend per share growth target, the Verizon Wireless dividend anticipated to be paid in January 2012 and the special dividend expected to be paid in February 2012; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including the growth of tablet device usage; growth in customers and usage; growth in data, enterprise and broadband; expectations regarding spectrum licence acquisitions, including anticipated new availability in Spain and Italy; expectations regarding adjusted operating profit, revenue, service revenue, capitalised fixed asset additions, adjusted EBITDA margins, depreciation and amortisation charges, capital expenditure, free cash flow, foreign exchange rate movements and tax rates, including the Group’s anticipated adjusted effective tax rate for the financial year ending 31 March 2012; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including Australia; expectations regarding disposals, including the anticipated disposal of Polkomtel; expectations regarding the Group’s share buyback programmes and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2011. The annual report can be found on the Group’s website, www.vodafone.com/investor. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

-ends-

OTHER INFORMATION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 15, 2011	By: /s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary